

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2024

Donald Patrick
Chief Executive Officer
Fluent, Inc.
300 Vesey Street, 9th Floor
New York, New York 10282

> **Re: Fluent, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 28, 2024**
> **File No. 333-281805**

Dear Donald Patrick:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at 202-551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Nazia J. Khan